SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB-‘, Assigns AAA (phl) National Rating”.

June 8, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB-‘, Assigns AAA (phl) National Rating”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

June 8, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB-‘, Assigns AAA (phl) National Rating”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 8, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT’s Local Currency IDR to ‘BBB-‘, Assigns AAA (phl) National Rating”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: June 8, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Fitch Upgrades PLDT’s Local Currency IDR To ‘BBB-’, Assigns AAA(phl) National Rating

Fitch Ratings-Hong Kong/Singapore-7 June 2006: Fitch Ratings has today upgraded Philippine Long Distance Telephone Company’s (“PLDT”) Long-term local currency Issuer Default Rating (“IDR”) to ‘BBB-’ from ‘BB+’. The Outlook is Positive. At the same time, Fitch has affirmed PLDT’s Long-term foreign currency IDR of ‘BB’ with a Stable Outlook, which is reflective of the Outlook on the Republic of the Philippines’ Long-term foreign currency IDR of ‘BB’. The agency also affirmed PLDT’s global bonds and senior notes at ‘BB’. Following the licensing of Fitch to provide National ratings in the Philippines, the agency has assigned PLDT a National Long-term rating of ‘AAA(phl)’ with a Stable Outlook.

The upgrade of the local currency IDR recognises PLDT’s continuing strong operating and financial performances and more robust nature which renders the company more resilient to changing industry dynamics than its competitors. Today’s rating action also is acknowledgment that most of PLDT’s key credit protection measures are much stronger than similarly rated operators in Asia and globally. The Positive Outlook reflects Fitch’s expectation that PLDT can sustain its leading market positions whilst making further improvement to its financial profile despite the prospect of higher investment and shareholder distributions.

PLDT’s ratings take into account its pre-eminent market position in the Philippine telecom industry. As the incumbent and the most diversified and integrated operator, PLDT enjoys an estimated 67% market share of local exchange service subscribers with around 2.1 million customers at FYE05. At the same time, aggregate cellular subscribers of subsidiaries Smart Communications Inc. and Pilipino Telephone Corporation was 20.4m at FYE05 (approximately 58% market share) which had increased to 20.9m by Q106. Furthermore, PLDT reportedly has some 80% of subscribers in the nascent broadband market. PLDT’s leading industry position is partly attributable to the neutral regulatory regime but also to the relatively limited financial flexibility of most of its competitors. Consequently, PLDT remains well-positioned to capture a large percentage of net additions in industry subscribers and to invest in further growth opportunities.

Even though PLDT’s fixed-line customer base has contracted slightly in recent years, it nevertheless generates stable, positive free cash flow (“FCF”). Meanwhile, its cellular units continue to boost FCF levels through subscriber growth and improved efficiency which has supported relatively high and expanding margins in recent years. On a consolidated basis, PLDT’s robust operations and lower capex requirements have contributed to consistent increases in FCF in spite of its rising shareholder distributions. Surplus cash flow has facilitated significant net debt reduction hence a marked improvement in key credit metrics over time. For example, net adjusted debt (net debt plus 8x operating lease rentals) to EBITDAR has been lowered to 1.2x at FYE05 from 2.1x at FYE04. At the same time, funds from operations (“FFO”) to gross interest increased to 6.4x from 5.6x while FCF (post dividends) currently equates to 44% of net debt. Notwithstanding the capex required for 3G network rollout during 2006 to 2008 (estimated by PLDT to be USD150m) and rising shareholder returns, Fitch expects PLDT to further strengthen its financial profile on account of its decision to retire USD350m of debt in 2006. PLDT’s continued de-leveraging is indicative of management’s prudent approach of ensuring adequate financial flexibility to meet both internal requirements and to mitigate risk that might arise should competition intensify further in light of the penetration of the addressable cellular service market being 70% at FYE05 (estimated by Fitch) and the recent licensing of four 3G operators.

In order to trigger an upgrade of the local currency IDR, Fitch would expect PLDT to sustain net adjusted leverage around or below 1.0x, thus likely indicating that the management remains committed to ongoing fiscal prudence and that PLDT is able to manage well the prevailing industry challenges. On the other hand, the rating could be lowered should net adjusted leverage rise to 1.8x, which either would be event driven or signify that PLDT is more susceptible to industry volatility. In terms of its foreign currency IDR, PLDT remains constrained by the foreign currency IDR of the Republic of the Philippines, which currently is ‘BB’, Outlook Stable. The National rating of ‘AAA(phl)’ incorporates all the above factors and is indicative of PLDT’s relative credit strength among all Philippine companies.

CONTACTS: Jonathan Cornish, Hong Kong, Tel: +852 2263 9901; Priya Gupta, Singapore, Tel: +65 6884 5085.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: June 8, 2006